Exhibit 4.1

SHAREHOLDERS AGREEMENT WAIVER

This Shareholders Agreement Waiver (this “Waiver”) is entered into as of October 5, 2020 (the “Waiver Effective Date”) by and among International Money Express, Inc. (the “Company”), FinTech Investor Holdings II, LLC (the “Sponsor”), and SPC Intermex Representative LLC (“Intermex Representative”).

WHEREAS, reference is hereby made to that certain Shareholders Agreement, dated as of July 26, 2018 (as amended, the “Shareholders Agreement”), by and among the Company, Intermex Representative, and the Intermex Holders and Founding Shareholders party thereto. Capitalized terms used in this Waiver but not otherwise defined herein shall have the meanings set forth in the Shareholders Agreement.

WHEREAS, pursuant to Section 3 of the Shareholders Agreement, each Voting Party is required to vote all Voting Shares held by such Voting Party to elect and/or maintain in office as members of the Board eight (8) Designees (or one (1) Designee after such time as the Intermex Holders collectively Beneficially Own Voting Shares that represent less than 10% (and at least 5%) of the outstanding shares of Common Stock) nominated by Intermex Representative (the “Voting Obligation”).

WHEREAS, the Company, Sponsor and Intermex Representative, in accordance with Section 16 of the Shareholders Agreement, desire to waive the Voting Obligation with respect certain Voting Parties, and certain other provisions of the Shareholders Agreement related thereto.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained in this Waiver, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.Waiver. The Voting Obligation of each of the Voting Parties other than SPC Intermex LP, the obligations of each of the Voting Parties under Section 5 of the Shareholders Agreement, and any obligation after the date hereof to file a Schedule 13D jointly with any other Voting Party, are hereby irrevocably and permanently waived. Such waivers shall be deemed to be effective and in full force as of the Waiver Effective Date and to continue in effect with respect to each Voting Party (as applicable) for so long as the Shareholders Agreement remains in effect.

2.Continued Effectiveness. Except as specifically set forth herein, the execution and delivery of this Waiver shall not constitute a waiver of any provision of the Shareholders Agreement, or operate as a waiver of any rights or obligations the Voting Parties may have under the Shareholders Agreement.

3.Governing Law. This Waiver shall be construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

4.Counterparts. This Waiver may be executed in multiple counterparts each of which may be delivered by electronic means including .pdf file.

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IN WITNESS WHEREOF, the undersigned has executed this Waiver as of the Waiver Effective Date first above written.

INTERNATIONAL MONEY EXPRESS, INC.

By: /s/ Tony Lauro
Name: Tony Lauro
Title: Chief Financial Officer

FINTECH INVESTOR HOLDINGS II, LLC

By: /s/ Amanda Abrams
Name: Amanda Abrams
Title: Manager

SPC INTERMEX REPRESENTATIVE LLC

By: /s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory